SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 12B-25


                        COMMISSION FILE NUMBER: 000-25157


                           NOTIFICATION OF LATE FILING


            (CHECK ONE): /X/ FORM 10-KSB / / FORM 11-K / / FORM 20-F
                         / / FORM 10-QSB / / FORM N-SAR

                                 FOR YEAR ENDED:

                                DECEMBER 31, 2001

   / / TRANSITION REPORT ON FORM 10-KSB   / / TRANSITION REPORT ON FORM 10-QSB
     / / TRANSITION REPORT ON FORM 20-F   / / TRANSITION REPORT ON FORM N-SAR
                       / / TRANSITION REPORT ON FORM 11-K

                          FOR TRANSITION PERIOD ENDED:


             READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.
                              PLEASE PRINT OR TYPE

      NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION
                 HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

     IF THE NOTIFICATION RELATES TO A PORTION OF THE FILING CHECKED ABOVE,
            IDENTIFY THE ITEM(S) TO WHICH THE NOTIFICATION RELATES:


                         PART I. REGISTRANT INFORMATION

Full name of Registrant:

                           Infotopia, Inc.

Former name if applicable

Address of principal executive office (Street and Number):

                  3635 Boardman Canfield Road
                  Canfield, OH 44406

                                    PART II.
                             RULE 12b-25 (B) AND (C)

          If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to this Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject quarterly report on Form 10-KSB, will be filed on or before the fifteenth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III.
                                    NARRATIVE

          State below in reasonable detail the reasons why Form 10-KSB, 11-K, 20-F, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

          As a result of certain matters noted in subsection (3) of Part IV, below, the Registrant cannot file its Annual Report on Form 10-KSB in a timely manner without unreasonable effort or expense.


                                    PART IV.
                                OTHER INFORMATION

          (1) Name and telephone number of person to contact in regard to this notification

               Marek Lozowicki                  (330)             702-3777
               ---------------                  --------------------------

                   (Name)                   (Area Code)       (Telephone Number)

          (2)  Have all other periodic  reports  required under Section 13 of 15
(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                               /X/ Yes      / / No

          (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                               /X/ Yes      / / No

          If  so:  attach  an  explanation  of  the  anticipated   change,  both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          Yes. Registrant believes that there will be significant changes in, among other aspects of its results of operations, its net revenues, cost of sales, gross profit, loss from operations, net loss and net loss per share. Due primarily to a material asset acquisition that took place during the fourth quarter of 2001, which was described in a Current Report on 8-K filed by the Registrant on January 18, 2002, Registrant does not have sufficient information to provide a more detailed explanation or estimate of the anticipated changes.

                                 INFOTOPIA, INC.

                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


                                         Date:    April 2, 2002
                                         By:      /s/ Marek Lozowicki
                                                  ------------------------------
                                                  Marek Lozowicki, Secretary